Gradco Systems, Inc. Makes Announcement

LAS VEGAS--(BUSINESS WIRE)--March 11, 1999--Gradco Systems, Inc.(Nasdaq:GRCO) Thursday announced that the Board of Directors had approved the purchase of up to 2 million shares of its common stock by the company in the market from time to time.

It is anticipated that to the extent that any such purchases are made Gradco will obtain funds for such purchases from its subsidiaries. The board resolution does not require that any purchases be made. For further information contact Jim Owens at 949/206-6154.

CONTACT:Gradco Systems, Inc.
Jim Owens, 949/206-6154